Filed by Noble Midstream Partners LP

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Noble Midstream Partners LP

Commission File No. 001-37640

Date: February 8, 2021

NEWS RELEASE

February 8, 2021

Noble Midstream Receives Non-Binding Chevron Offer to Acquire Outstanding LP Units

Houston, Texas - Noble Midstream Partners LP (NASDAQ: NBLX) (“Noble Midstream” or the “Partnership”) announced the Partnership has received a non-binding proposal (the “Proposal”) from Chevron Corporation (“Chevron”) to acquire all of the publicly held common units representing limited partner interests in the Partnership not already owned by Chevron and its affiliates.

The Board of Directors of Noble Midstream GP LLC (the “General Partner”), the general partner of Noble Midstream, has delegated authority to its conflicts committee to negotiate the terms of the proposed transaction on behalf of the unaffiliated Noble Midstream unitholders, as is customary in similar transactions. The Proposal is subject to the negotiation and execution of a definitive agreement, as well as approval by the Board of Directors of the General Partner. There is no assurance that any such approvals will be forthcoming, that such definitive agreement will be executed, or that any transaction will be consummated.

About Noble Midstream

Noble Midstream is a master limited partnership originally formed by Noble Energy, Inc. and majority-owned by Chevron Corporation to own, operate, develop and acquire domestic midstream infrastructure assets. Noble Midstream currently provides crude oil, natural gas, and water-related midstream services and owns equity interests in oil pipelines in the DJ Basin in Colorado and the Delaware Basin in Texas. Noble Midstream strives to be the midstream provider and partner of choice for its safe operations, reliability, and strong relationships while enhancing value for all stakeholders. For more information, please visit www.nblmidstream.com.

Cautionary Statements

This news release contains certain “forward-looking statements” within the meaning of federal securities law. Words such as “anticipates”, “believes”, “expects”, “intends”, “will”, “should”, “may”, “estimates”, “strategy”, “objective” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect the Partnership’s current views about future events. No assurances can be given that the forward-looking statements contained in this news release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are the negotiation and execution, and the terms and conditions, of a definitive agreement relating to the Proposal and the ability of the Partnership or Chevron to enter into or consummate such an agreement. For further discussion of risks and uncertainties, you should refer to those described under “Risk Factors” and “Forward-Looking Statements” in the Partnership’s most recent Annual Report on Form 10-K and in other reports we file with the Securities and Exchange Commission (“SEC”). These reports are also available from the Partnership’s office or website, www.nblmidstream.com. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Midstream does not assume any obligation to update forward-looking statements should circumstances, management’s estimates, or opinions change.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposal that Chevron made for a business combination transaction with Noble Midstream, subject to further developments and if a transaction is agreed, Chevron and Noble Midstream may file one or more registration statements, information statements, consent solicitation statements, proxy statements, prospectuses, or other documents with the SEC. INVESTORS AND SECURITYHOLDERS OF CHEVRON AND NOBLE MIDSTREAM ARE ADVISED TO CAREFULLY READ ANY REGISTRATION STATEMENT, INFORMATION STAEMENT, CONSENT SOLICITATION STATEMENT, PROXY STATEMENT, PROSPECTUS, OR OTHER DOCUMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Any definitive information statement, consent solicitation statement, or proxy statement, if any when available, will be sent to securityholders of Noble Midstream in connection with any solicitation of proxies or consents of Noble Midstream unitholders relating to the proposed transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by Chevron or Noble Midstream with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from Chevron’s website at www.chevron.com under the “Investors” tab under the heading “SEC Filings” or from Noble Midstream’s website at www.nblmidstream.com under the “Investors” tab and the “SEC Filings” sub-tab.

Participants in the Solicitation

Chevron, Noble Midstream and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in Chevron’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2020, and Noble Midstream’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the consent solicitation statement prospectus statement, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

Contacts

Park Carrere

Investor Relations

(281) 872-3208

park.carrere@nblmidstream.com